UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)
(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,
12th Floor,
City of Buenos Aires (A1428ARG),
Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

MINUTES No. 376:  In the City of Buenos Aires, on November 06, 2013, at 04:00 p.m., the undersigning Directors of EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (“Edenor S.A.” or the “Company”), to wit Ricardo Torres, Gustavo Mariani, Marcelo Mindlin, Edgardo Volosín, Pablo Diaz, Maximiliano Fernández, Eduardo Llanos, Victoria von Storch, Marcela Sacavini, Emmanuel Alvarez Agis and Eduardo Setti held a meeting at Av. del Libertador 6363, City of Buenos Aires. Mr. Jorge Pardo, Mr. Daniel Abelovich and Mr. Damián Burgio attended the meeting, representing the Supervisory Committee. Furthermore, Mr. Leandro Montero, Finance and Control Director of Edenor S.A. and Mr. Jaime Barba, Director of Corporate Affairs and in charge of the Board of Directors’ Secretary, also attended the meeting as advisors. The meeting was chaired by the Chairman of the Board, Mr. Ricardo Torres, who after verifying quorum, declared the meeting duly held and submitted to the consideration of the attending Directors the FIRST ITEM of the Agenda timely informed: (…). Immediately thereafter, the THIRD ITEM of the Agenda was put into consideration: 3)  CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 30, 2013.  The Chairman informed that the Meeting should consider the financial statements and other documents for the nine-month period ended September 30, 2013, and stated all attendees were aware of all such documents as they were handed over to them in advance to the Meeting. Accordingly, the Chairman moved to avoid reading those documents, which motion was unanimously approved. Thereafter, the Chairman moved all Directors to consider the Consolidated and Basic Condensed Financial Statements, including General Balance Sheet, Statement of Income, Statement of Changes in Shareholders’ Equity, Statement of Cash Flows, supplemental documents, Informative Report, Information required under section 68 of the Regulations of the Buenos Aires Stock Exchange and General Resolution No. 622/2013 of the Argentine Securities and Exchange Commission, Reports of the Certifying Accountant and the Supervisory Committee, all for the period ended September 30, 2013. Thereafter, and prior to the voting on the item under consideration, Mr. Jorge Pardo took the floor and informed all attendees that the Report of the Supervisory Committee on the Company’s Financial Statements as of September 30, 2013 under consideration, was approved by the majority of opinions of its members and not by unanimous vote, as he proposed a report different from the one finally approved by the Supervisory Committee at its Meeting No. 262 held on November 6, 2013. In that respect, he submitted a copy of such document to the Board of Directors’ consideration as a minority-approved report, clarifying that the main difference between both documents was based on the feasibility of operating as on-going concern. The Chairman thanked Mr. Jorge Pardo for the clarification made, all attendees were informed of the report and he moved all attendees to continue considering the Item, asking for documents submitted for consideration to be approved. Mr. Emmanuel Alvarez Agis took the floor and stated that, notwithstanding his favorable vote to the approval of the Financial Statements under consideration, he did not agree with and had a different opinion on the statements included in the balance sheets as regards the tariff situation and policy. Directors Sacavini, Von Storch and Setti declared they fully agreed with the statement made by Director Alvarez Agis. After discussion, the Board of Directors unanimously DECIDED TO: (i) approve all documents submitted for consideration in that Item of the Agenda (ii) take note of the reports attached to the Financial Statements approved; and (iii) authorize either the Chairman and Vice-Chairman to sign the Financial Statements for the period ended September 30, 2013.  Thereafter, the FOURTH ITEM of the Agenda was submitted to consideration: (…) Miscellaneous: There being no further issues to transact, the meeting was adjourned at 05:00 p.m.”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: November 12, 2013